Vornado Realty Trust 210 Route 4 East Paramus, NJ 07652-0910 Tel 201-587-1000 Fax 201-587-0600

June 20, 2011

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	Mr. Daniel L. Gordon
Branch Chief

Re:	Vornado Realty Trust Form 10‑K for the year ended December 31, 2010 File No. 001-11954 Vornado Realty L.P.
Form 10‑K for the year ended December 31, 2010 File No. 001-22635

Dear Mr. Gordon:

         Please find herein our response to your letter, dated June 6, 2011, on behalf of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Mr. Joseph Macnow, Chief Financial Officer of Vornado Realty Trust (“Vornado,” or the “Company”) regarding the above referenced filings with the Commission.  We have carefully considered the Staff’s comment and have provided additional information, as requested.  For your convenience, we have included the Staff’s comment before our response.

Form 10-K for the Year Ended December 31, 2010

Note 19. Commitments and Contingencies, page 160

  We note your response to comment 18 in our letter dated April 22, 2011.  Your proposed disclosure states that you believe that the total amount due from Stop & Shop in connection with the litigation is $40,417,000, of which $19,465,000 has been reserved.  From your proposed disclosure, it appears that an exposure to a loss exists in excess of the amount accrued.  As such, please revise to specifically state the amount of the estimate of the reasonably possible loss or range of loss or make a statement that such an estimate cannot be made.

Response

In future filings, the Company will include the following additional disclosure.

As of December 31, 2010, we have a receivable from Stop & Shop of $40,417,000, of which $19,465,000 has been reserved.  We believe, after consultation with counsel, that the maximum reasonably possible loss is up to the total amount of the receivable of $40,417,000.

We acknowledge that:

•         The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•         Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•         The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any questions or comments with respect to the foregoing may be communicated to the undersigned (212‑894‑7000) or to Joseph Macnow, Chief Financial Officer (201‑587‑1000).

Sincerely, /s/ Alan J. Rice Alan J. Rice – Corporation Counsel

cc:	Jonathan Wiggins (Division of Corporation Finance) Edward R. Morrissey (Deloitte & Touche LLP) Michael D. Fascitelli Joseph Macnow (Vornado Realty Trust)